Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2025	2024

INCOME
Operating Revenues:
Utility Revenues	$776,686	$715,522
Exploration and Production and Other Revenues	1,003,262	955,562
Pipeline and Storage and Gathering Revenues	288,993	281,869
	2,068,941	1,952,953

Operating Expenses:
Purchased Gas	188,246	185,051
Operation and Maintenance:
Utility	224,090	211,427
Exploration and Production and Other	142,288	133,234
Pipeline and Storage and Gathering	164,319	152,810
Property, Franchise and Other Taxes	90,687	86,562
Depreciation, Depletion and Amortization	442,948	446,734
Impairment of Assets	660,930	—
	1,913,508	1,215,818

Operating Income	155,433	737,135

Other Income (Expense):
Other Income (Deductions)	29,376	18,736
Interest Expense on Long-Term Debt	(138,907)	(111,676)
Other Interest Expense	(12,463)	(23,144)

Income Before Income Taxes	33,439	621,051

Income Tax Expense (Benefit)	(6,126)	155,462

Net Income Available for Common Stock	$39,565	$465,589

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$0.43	$5.07

Diluted:
Net Income Available for Common Stock	$0.43	$5.04

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,106,728	91,911,548

Used in Diluted Calculation	91,720,006	92,382,415